UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 7, 2025

aShareX Fine Art, LLC
(Exact name of issuer as specified in its charter)

Delaware	92-2241344
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

10990 Wilshire Blvd., Suite 1150

Los Angeles, CA 90024

(Full mailing address of principal executive offices)

(833) 870-3434

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

aShareX Fine Art Series 10 Class A Shares,

aShareX Fine Art Series 11 Class A Shares

Item 7. Departure of Certain Officers

Effective January 7, 2025, Eric Arinsburg resigned as Chief Financial Officer of aShareX Fine Art, LLC (the “Company”) and as a director of aShareX Holdings, LLC, the Company's Managing Member. Joel Parrish was appointed as the new Chief Financial Officer of the Company.

Mr. Joel Parrish has worked with aShareX founder Alan Snyder for 35 years, across multiple companies. Most notably, he has been responsible for financial and operational areas of Shinnecock Partners L.P., a private money manager, since 1998. Mr. Parrish, with Mr. Snyder, have launched seven investment funds (including fine art lending), plus a number of private deals amounting to over $100 million. He previously assisted with various aspects of aShareX’s formation and operations on a consultant basis. Mr. Parrish has a Bachelor’s degree from Columbia College.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

aShareX Fine Art, LLC

By:	/s/ Joel Parrish
Joel Parrish
Chief Financial Officer

Date: January 7, 2025

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